GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

March 25, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on March, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

dlw 5/29

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 25th day of March, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.Mar.25.02

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com

NEWS RELEASE

March 25, 2002
TSE Symbol: GAM
Issued: 28,724,316 Shares

News Release #7-2002

GAMMON LAKE RESOURCES AND BOLNISI GOLD COMPLETE DUE DILIGENCE AND ENTER INTO FORMAL AGREEMENT ON OCAMPO.

Gammon Lake Resources Inc. (TSE:GAM) is pleased to announce today that a formal Earn In Agreement has been entered into between Bolnisi Gold NL ('Bolnisi') and Gammon Lake Resources Inc. ('Gammon Lake') over the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella open pit area of the Ocampo Gold-Silver Project, Chihuahua State Mexico. Gammon Lake maintains one hundred percent (100%) ownership of all its remaining concessions at Ocampo on which a number of significant high grade structures have been drill identified. Gammon Lake will focus its attention on advancing the development of these structures.

Bolnisi has advised Gammon Lake that it has completed it's positive due diligence evaluation of the Ocampo project and will proceed with the Agreement. Bolnisi will now bring its extensive experience to complete a feasibility study and move the project toward production at its sole expense.

Fourteen million dollars ($14,000,000) has been spent on Gammon Lake's Ocampo project. In excess of 300 drill holes comprising thirty eight thousand meters of drilling have been completed on the property. A third party scoping study is underway and Gammon Lake management expects to receive the completed report within the next two weeks.

As previously reported (Press Release #3 January 28 2002) the management team of Bolnisi Gold has over twenty five years experience in the full time management of natural resource companies world wide. They have raised in excess of one hundred million dollars ($100,000,000) for the exploration and development of mining properties and the consortium of companies has a proven track record of exploring, evaluating and developing mineral deposits in different parts of the world in a short time, on budget and at low capital cost.

Among the projects undertaken by the Bolnisi management team are: Pangea Resources Limited, which acquired and placed into production the Pauper's Dream gold mine in Montana USA; Moruya Gold Mines (1983) NL which acquired the Golden Reward heap leach deposit in South Dakota, USA; Timberline Minerals Inc. which acquired and completed a feasibility study for the development of the MacArthur copper deposit in Nevada, USA; Perseverance Corporation Limited which discovered and placed into production the Nagambie gold mine in Victoria; Valdora Minerals NL which developed and placed into production the Rustler's Roost gold mine in the Northern Territory and the Ballarat East gold mine in Victoria and Viking Gold Corporation which discovered a high grade gold deposit in Sweden.

Bolnisi raised in excess of twenty-five million dollars ($25,000,000) for the evaluation and construction of a heap leach project in the Republic of Georgia from which it is currently producing 80,000 – 100,000 ounces of gold per year and on which it has a stock pile of twelve million (12,000,000) tonnes of ore at a grade of 1.4 g/t gold which equates to over 500,000 ounces of gold and which is now being processed.

Details of the Ocampo Project are set out in Gammon Lake's Press Release dated 28 January 2002.

The Earn In Agreement is principally in the form of the Letter of Intent reported in Gammon Lake's Press Release dated 28 January 2002.

In negotiating the formal Earn In Agreement, Bolnisi has agreed that any debt financing on the project will include a working capital line of credit for Gammon. This operating line of credit is required after the project is in production and until it has reached positive cash flow. Gammon Lake has agreed that in the event a debt provider requires security over the tenements in the area of interest it will provide such security on terms which are commercially reasonable and customary in the industry.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Exemption: Rule 12g3-2(b)
File No: 82-4909

02 MAY 21 AM 10: 5

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2002

March 28, 2002

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JANUARY 31, 2002

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a) ***Consolidated Balance Sheet Data (six months ended January 31, 2002 and twelve months ended July 31, 2001)***[(1)]

	January 31, 2002	July 31, 2001
	($)	($)
Working capital	605,276	1,018,392
Current Assets	901,502	1,201,298
Capital Assets	28,745	29,577
Mineral properties & related deferred costs	36,979,407	22,583,821
Current Liabilities	296,226	182,906
Shareholder's Equity	26,502,317	23,631,790

(b) ***Consolidated Statement of Loss and Deficit Data (three and six months ended January 31, 2002 and 2001)***[(1)]

	Three Months 2001	Three Months 2000	Six Months 2001	Six Months 2000
	($)	($)	($)	($)
Interest Income	379	50,649	19,456	69,777
Expenses	345,024	950,004	780,542	1,248,715
Net Loss	(344,645)	(899,355)	(761,086)	(1,178,938)
Net Loss (per share)[(2)]	(.01)	(.05)	(0.03)	(0.06)

Notes:

(1) Quarterly and year-end information for the indicated periods was obtained from the Company's unaudited interim and audited year-end financial statements for these periods.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of the Company for the six months ended January 31, 2002 and 2001, the audited consolidated financial statements of the Company for the twelve months ended July 31, 2001, and the accompanying notes included as part of these financial statements.

Overview

The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the six months ended January 31, 2002 and 2001, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries.

The Company's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is found in its annual information form dated December 20, 2001.

Results of Operations

During this period, the Company earned income of $19,456 (2001 - $69,777), relating to interest on short-term investments. The Company incurred expenses of $780,542 (2001 - $1,248,715), of which $2,094 (2001 - $2,714) were due to amortization, $211,628 (2001 - $330,192) to general and administrative expenses, $18,000 (2001 - $18,000) to management fees, $509,472 (2001 - $862,805) to professional fees and $39,348 (2001 - $35,004) to wages and benefits. As in the prior period, these amounts reflect the level of operations necessary to support continued mineral exploration by the Company. The Company currently focusses substantially all of its exploration activity on its Ocampo Project in Mexico.

Liquidity and Capital Resources

During the three months ended January 31, 2002, the Company expended a total of $581,300 (2001 - $3,803,304) on exploration of the Ocampo Project and $1,262 (2001 - $nil) on the acquisition of capital assets. The lower level of exploration activity reflects a pause in substantive exploration as the Company was in the process of assessing the scope of a proposed pre-feasibility study to be undertaken in the remainder of the fiscal period, pursuant to its earn-in agreement with Bolnisi Gold NL. Details of the pre-feasibility study and budget are found in the Company's annual information circular dated December 20, 2001. Details of the earn-in agreement with Bolnisi Gold NL are found in the notes to the January 31, 2002 unaudited interim financial statements.

During the quarter, the Company raised gross proceeds of $233,662 in connection with a non-brokered private placement which closed on December 19, 2001, and $100,000 pursuant to the exercise of management incentive options. Subsequent to the quarter, the Company raised gross proceeds of $210,000 in connection with a non-brokered private placement which closed on February 11, 2002. The Company will use the net proceeds of these private placements for the completion of a development and feasibility program on the Ocampo Project, as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Company has sought and obtained, at an annual and special meeting of shareholders held on January 4, 2002, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Company's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Company to expand its activities.

The ability of the Company to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the

Company not be able to obtain such financing, its properties may be lost entirely. A summary of commitments pursuant to the Company's option and joint venture agreements as at March 28, 2002 are as follows:

Agreement	Consideration	Terms
Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Soyopa Joint Venture Agreement	U.S. $125,000 U.S. $3,500,000 U.S. $3,500,000 U.S. $1,000,000	On or before May 23, 2002. On or before November 23, 2006. On or before November 23, 2007. Upon sale of Ocampo Project to a third party.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term. The Company will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company other than as follows:

a. During the six months ended January 31, 2002, the Company paid a total of $229,514 (2001 - $207,079) to companies controlled by the directors of the Company for management fees, mineral property exploration expenditures, promotional fees and professional fees.

b. Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Company by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder

include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   (i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

   (iii) one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

   (iv) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Exemption: Rule 12g3-2(b)

File No.: 82-4969

02 MAY 21

Gammon Lake Resources Inc.
Interim Consolidated Financial Statements

(Unaudited)

January 31, 2002 and 2001

Contents

Gammon Lake Resources Inc.
Interim Consolidated Statements of Loss and Deficit

(Unaudited) Periods Ended January 31	**Three Months 2002**	Three Months 2001	**Six Months 2002**	Six Months 2001
Interest income	**$ 379**	$ 50,649	**$ 19,456**	$ 69,777
Expenses				
Amortization	**1,047**	1,357	**2,094**	2,714
General and administrative	**131,784**	273,568	**211,628**	330,192
Management fees	**9,000**	9,000	**18,000**	18,000
Professional fees	**183,544**	649,896	**509,472**	862,805
Wages and benefits	**19,649**	16,183	**39,348**	35,004
	345,024	950,004	**780,542**	1,248,715
Net loss	**$ (344,645)**	$ (899,355)	**$ (761,086)**	$ (1,178,938)
Loss per share (Note 8)	**$ (0.01)**	$ (0.05)	**$ (0.03)**	$ (0.06)
Deficit, beginning of period	**$ (4,310,474)**	$ (2,462,400)	**$ (3,894,033)**	$ (2,182,817)
Net loss	**(344,645)**	(899,355)	**(761,086)**	(1,178,938)
Deficit, end of period	**$ (4,655,119)**	$ (3,361,755)	**$ (4,655,119)**	$ (3,361,755)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets
(Unaudited)

	January 31, 2002	July 31, 2001
Assets		
Current		
Cash and cash equivalents	$ **97,456**	$ 469,915
Receivables		
Commodity taxes	**708,245**	653,796
Other	**95,238**	76,930
Prepaids	**563**	657
	901,502	1,201,298
Capital assets (Note 3)	**28,745**	29,577
Mineral properties and related deferred costs (Notes 1, 2, 4 and 5)	**36,979,407**	22,583,821
	$ **37,909,654**	$ 23,814,696
Liabilities		
Current		
Payables and accruals	$ **296,226**	$ 182,906
Long term debt (Note 6)	**11,111,111**	-
	11,407,337	182,906
Shareholders' Equity		
Capital stock (Note 7)	**31,157,436**	27,525,823
Deficit	**(4,655,119)**	(3,894,033)
	26,502,317	23,631,790
	$ **37,909,654**	$ 23,814,696

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 13)

On behalf of the Board
"Fred George" " Bradley Langille"

________________ Director ________________ Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statement of Cash Flows

(Unaudited) Periods Ended January 31	**Three Months 2002**	Three Months 2001	**Six Months 2002**	Six Months 2001
Increase (decrease) in cash and cash equivalents				
Operating				
Net loss	**$ (344,645)**	$ (899,355)	**$ (761,086)**	$ (1,178,938)
Amortization	**1,047**	1,357	**2,094**	2,714
	(343,598)	(897,998)	**(758,992)**	(1,176,224)
Change in non-cash operating working capital (Note 9)	**75,400**	(25,022)	**(13,716)**	(306,456)
Cash flow from operations	**(268,198)**	(923,020)	**(772,708)**	(1,482,680)
Financing				
Net proceeds from issuance of capital stock	**239,205**	12,119	**1,031,613**	4,636,638
Investing				
Acquisition of capital assets	**-**	-	**(1,262)**	-
Expenditures on mineral properties and related deferred costs - net	**(465,027)**	(1,440,354)	**(581,300)**	(3,803,304)
Decrease in payables relating to mineral properties	**(64,872)**	(212,756)	**(48,802)**	(83,038)
	(529,899)	(1,653,110)	**(631,364)**	(3,886,342)
Decrease in cash and cash equivalents	**(558,892)**	(2,564,011)	**(372,459)**	(732,384)
Cash and cash equivalents Beginning of periods	**656,348**	4,456,969	**469,915**	2,625,342
End of periods	**$ 97,456**	$ 1,892,958	**$ 97,456**	$ 1,892,958
Cash flow per share from operations (Note 8)	**$ (0.01)**	$ (0.05)	**$ (0.03)**	$ (0.06)

See accompanying notes to the interim consolidated financial statements.

1. Nature of operations and going concern

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant accounting policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at January 31, 2002 as well as its results of operations and cash flows for the three month and six month periods ended January 31, 2002 and 2001.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

2. Significant accounting policies (continued)

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties. The amounts shown as mineral properties and related deferred costs represent costs to date and do not necessarily represent present or future values.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan which is described in Note 6. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

2. Significant accounting policies (continued)

Earnings (loss) per common share
Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

3. Capital assets

	January 31, 2002			July 31, 2001		
	Cost	Accumulated Amortization	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,752	$ 4,158	**$ 2,594**	$ 6,752	$ 3,700	$ 3,052
Exploration equipment	40,107	14,996	**25,111**	39,158	13,904	25,254
Furniture and equipment	2,957	1,917	**1,040**	2,957	1,686	1,271
	$ 49,816	$ 21,071	**$ 28,745**	$ 48,867	$ 19,290	$ 29,577

4. Mineral properties and related deferred costs

For the six month period ended January 31, 2002

	Balance July 31, 2001	**Expenditures during the period**	**Balance January 31, 2002**
Mexico			
La Cuesta and Santa Maria	$ 1,063,448	$ -	$ 1,063,448
Ocampo	21,520,373	14,395,586	35,915,959
	$ 22,583,821	$ 14,395,586	$ 36,979,407

During the six month period ended January 31, 2002, $13,814,286 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

5. Commitments and contingencies

Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V.

The Company has a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (Fuerte Mayo) respecting the Ocampo property where the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator of the property and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proven gold reserves.

b) Minerales de Soyopa, S.A. de C.V.

On November 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. (Soyopa) entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired one hundred percent of the right, title and ownership to 17 mining claims in the Ocampo district. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 due from any future equity financing, but not later than May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 set out as follows:

i) US $3,500,000 on or before November 23, 2006;

ii) US $3,500,000 on or before November 23, 2007;

iii) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay US $1,000,000 commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000, or the amount remaining, becomes due.

The issuance of the 5,000,000 common shares of the Company to Soyopa is subject to regulatory approval and certain conditions set out in the agreement. Under the terms of the agreement, the shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has allotted a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into for total share consideration of CDN $2,600,000.

c) Compania Minera Global, S.A. de C.V.

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000 respecting the Ocampo property.

5. Commitments and contingencies (continued)

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at January 31, 2002 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $211,526	Upon sale of the property
Compania Minera Global, S.A. de C.V.	US $1,000,000	Upon sale of the property
Minerales de Soyopa, S.A. de C.V.	US $125,000	On or before May 23, 2002
Minerales de Soyopa, S.A. de C.V.	US $3,500,000	On or before November 23, 2006
Minerales de Soyopa, S.A. de C.V.	US $3,500,000	On or before November 23, 2007

6. Long term debt

The long term debt is payable to Minerales de Soyopa, S.A. de C.V. (Soyopa). The debt is non-interest bearing and has terms of repayment as follows:

i) US $3,500,000 on or before November 23, 2006;

ii) US $3,500,000 on or before November 23, 2007;

iii) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

7. Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of shares	Ascribed value
Balance – July 31, 2000	17,646,003	$ 16,718,434
Issued during the year ended July 31, 2001:		
Pursuant to joint venture and consulting agreements		
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000 (1)
Compania Minera Global S.A. de C.V. (Ocampo property)	825,000	4,125,000 (2)
Compania Minera Global S.A. de C.V. (Ocampo property)	175,000	875,000 (3)
For cash upon exercise of share purchase options	20,000	31,500
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000
Less: share issue costs	-	(559,269)
Balance - July 31, 2001	20,680,066	$ 27,525,823
Balance – July 31, 2001	20,680,066	$ 27,525,823
Issued during the six month period ended January 31, 2002:		
Pursuant to a private placement	1,975,000	1,027,000
For cash upon exercise of share purchase options	200,000	100,000
For cash upon exercise of special warrants	519,250	233,662
Pursuant to joint venture agreement (Ocampo property)	5,000,000	2,600,000 (4)
Less: share issue costs	-	(329,049)
Balance - January 31, 2002	28,374,316	$ 31,157,436

7. Capital stock (continued)

(1) Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2) Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(3) Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(4) Pursuant to an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa), the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

Share purchase warrants
A summary of the 2,669,250 outstanding warrants to purchase common shares as at January 31, 2002 are as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
100,000	December 21, 2002	$ 5.50
75,000	July 31, 2002	$ 2.30
2,494,250	October 9, 2003	$ 0.65

With respect to the private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 5,000,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 5,127,300 options have been granted pursuant to the Company's stock option plan of which 3,005,800 have been exercised or expired. Set forth below is a summary of the outstanding options to purchase common shares as at January 31, 2002.

7. Capital stock (continued)

Stock options (continued)

Holder	Number of Shares Under Option	Expiration Date	Exercise Price
Directors	5,000	April 20, 2003	$ 0.75
Directors	266,000	April 8, 2004	$ 1.20
Consultants	10,000	October 1, 2004	$ 2.00
Director	40,000	January 31, 2005	$ 2.40
Directors	650,000	April 25, 2006	$ 1.50
Consultants and employees	40,500	April 25, 2006	$ 1.50
Directors	520,000	September 26, 2006	$ 0.50
Consultants	65,000	September 26, 2006	$ 0.50
Directors	400,000	January 18, 2007	$ 0.70
Consultants	125,000	January 18, 2004	$ 0.75

Fixed Options	Shares	Weighted Average Exercise Price
Outstanding, November 1, 2001	1,796,500	$ 1.04
Granted	525,000	$ 0.71
Exercised	(200,000)	$ 0.50
Expired	-	-
Outstanding, January 31, 2002	2,121,500	$ 1.01
Options exercisable, January 31, 2002	2,121,500	$ 1.01

8. Loss and cash flow per share

Loss and cash flow per share is calculated based on the weighted average number of shares outstanding during the three month period ended January 31, 2002 of 25,293,858 (2001 – 19,503,399) and during the six month period ended January 31, 2002 of 24,303,629 (2001 – 18,832,722).

Loss per share on a diluted basis would be as per above, as all factors are anti-dilutive.

9. Supplemental cash flow information

Period Ended January 31	**Three Months 2002**	Three Months 2001	**Six Months 2002**	Six Months 2001
Change in non-cash operating working capital:				
Receivables	**$ 44,721**	$ (139,594)	**$ 22,481**	$ (275,776)
Prepaids	**-**	376	**94**	(2,557)
Payables and accruals	**30,679**	114,196	**(36,291)**	(28,123)
	$ 75,400	$ (25,022)	**$ (13,716)**	$ (306,456)
Interest and income taxes paid:				
Interest	**$ Nil**	$ Nil	**$ Nil**	$ 1,487
Income taxes	**$ Nil**	$ Nil	**$ Nil**	$ 1,004

Cash and cash equivalents consist of:	**January 31 2002**	July 31, 2001
Cash on hand and balances with banks	**$ 97,456**	$ 79,915
Temporary money market instruments	**-**	390,000
	$ 97,456	$ 469,915

10. Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss for the periods ended January 31, 2002 and 2001.

	Three Months 2002	Three Months 2001	**Six Months 2002**	Six Months 2001
Net loss reflected in interim consolidated statement of loss	**$ 344,645**	$ 899,355	**$ 761,086**	$ 1,178,938
Expected income tax recovery at statutory rate	**152,057**	396,795	**335,791**	520,147
Valuation allowance	**(152,057)**	(296,795)	**(335,791)**	(520,147)
Income tax recovery recognized	**$ -**	$ -	**$ -**	$ -

10. Income taxes (continued)

At July 31, 2001, the Company's fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,675,000	-	1,675,000
July 31, 2010	-	194,040	194,040
	$ 3,446,249	$ 194,040	$ 3,640,289

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

11. Related party transactions

The Company paid the following amounts to companies controlled by Directors:

January 31,	**Three Months 2002**	Three Months 2001	**Six Months 2002**	Six Months 2001
Management fees	**$ 9,000**	$ 9,000	**$ 18,000**	$ 18,000
Mineral property exploration expenditures	**12,116**	10,385	**24,231**	22,500
Promotional fees	**12,539**	12,541	**25,077**	25,079
Professional fees	**127,706**	131,000	**162,206**	141,500
	$ 161,361	$ 162,926	**$ 229,514**	$ 207,079

12. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, payables and related party debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

13. Subsequent events

a) On February 5, 2002, the Company entered into a third party consulting agreement for the purpose of raising additional capital. In consideration for services, the Company granted an aggregate of 700,000 stock options. The options expire on February 5, 2003 with an exercise price of $0.70 per share for 350,000 and $0.75 per share for the remaining 350,000 and are available to the third party upon successful completion of certain terms and conditions.

b) On February 11, 2002, the Company entered into a private placement offering. The private placement consisted of the sale of 350,000 units at $0.60 per unit for gross proceeds of $210,000. Each unit separated immediately upon issuance into one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.75 until February 11, 2004.

c) On March 1, 2002, the Company entered into third party consulting agreements for services to be provided. In consideration for services, the Company granted an aggregate of 500,000 stock options as follows:

Description	Number of Options	Exercise Price (per share)	Expiry Date
Consultant	100,000	$0.90	March 1, 2005
Consultant	400,000	$0.93	March 1, 2004

In addition, the Company has committed to expenditures totalling US $300,000 for certain promotional costs.

Upon achievement of certain share trading volume targets, the 400,000 shares under option above may be issued for no cash consideration, the exercise price representing additional professional fee expense to the Company.

d) On March 25, 2002, the Company entered into an Earn In Agreement with Bolnisi Gold NL (Bolnisi) over certain areas of the Ocampo property, Chihuahua State, Mexico.

A summary of the significant term and conditions of the agreement are as follows:

- Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.
- Bolnisi will complete the feasibility study commenced by the Company.
- At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.
- Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production, at its own expense, at a rate of not less than 1.25 million tonnes per annum.
- If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.
- Bolnisi is granted a right of first refusal to develop the Company's remaining properties.

Exemption: Rule 12g3-2(b)
File No.: 82-4409

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

April 9, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newswire on April 9, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia

B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 9th day of April, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.Apr.9.02

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

April 9, 2002
TSE Symbol: GAM
Issued: 28,724,316 Shares

News Release #8-2002

THIRD PARTY STUDY INDICATES YEARLY PRODUCTION OF 85,000 OUNCES GOLD AND 3,750,000 OUNCES SILVER AT A CASH COST OF US $118.00 PER OUNCE OF GOLD EQUIVALENT AT THE OCAMPO GOLD/SILVER PROJECT

Gammon Lake Resources Inc. is pleased to announce the completion of an independent third party preliminary economic assessment and engineering study by Pincock Allen & Holt (PAH) of Lakewood, Colorado, which utilized metallurgical work and engineering and process design work completed by the metallurgical and engineering firm Kappes Cassiday & Associates (KCA) of Reno, Nevada. The study outlines extremely robust economics for a combined open pit and underground mine at the Company's Ocampo gold/silver project in Chihuahua State, Mexico. Estimates in the study were based on current data, typical industry costs and projections, and US $300.00 gold and US $4.60 silver per ounce. The following table summarizes the current resource at Ocampo.

OCAMPO'S CURRENT MINERAL RESOURCE

Category	Tonnes	Grade Gold Grams/ Tonne	Grade Silver Grams/ Tonne	Contained Ounces Gold	Contained Ounces Silver
Measured	7,671,000	1.40	67	344,400	16,644,600
Indicated	14,019,000	1.46	51	659,000	23,005,000
Total measured and indicated	21,690,000	1.44	57	1,003,400	39,649,600
Inferred	5,805,000	1.70	86	317,000	16,040,000

The following table summarizes the economic results of the PAH study.

OCAMPO PROJECT FINANCIAL ANALYSIS SUMMARY

	Phase I*	Phase II**
Cash Cost/oz gold equivalent	US$127	US$118
Rate of Return	88%	91%
NPV 0%	US$101,316,000	US$266,747,000
NPV 5%	US$ 76,332,000	US$176,242,000
Pay Back/Years	1.6	1.6

Gold Price US$300 **Silver Price** US$4.60 *Phase I-Years 1-6; **Phase II-Projected case years 1-12

The Pincock Allen & Holt scoping study, encompassing a Phase I and a Phase II for the project was based on extensive project data resulting from expenditures by Gammon Lake of $14,000,000, which included the completion of 38,000 meters of drilling in 300 holes and a previously released project resource study audited by Watts, Griffis & McOuat. Ocampo's current mineral resource inventory as stated in the Watts, Griffis & McOuat report was estimated to include in excess of 1,000,000 contained ounces of gold and 39,600,000 contained ounces of silver in the measured and indicated categories, plus 317,000 contained ounces of gold and 16,000,000 contained ounces of silver in the inferred category. In it's report, PAH indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development at the Ocampo project. Such potential resources would be included in a future Phase III analysis.

Among Pincock Allen & Holt's conclusions are:

- The economic analysis of the project, using typical heap leach operating and capital costs, shows robust economic performance.
- The sensitivity analysis indicates strong economic performance with a 20% reduction in metal price or grade or a 20% increase in either operating or capital costs.

The Pincock Allen & Holt report stated:

"Two cases were analyzed during the study. The base case focused on measured and indicated resources with minimal reliance on inferred resources, and produced a 6-year mine life. The second case (referred to as the projected case) allowed more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production."

SENSITIVITY ANALYSIS

The scoping study included a sensitivity analysis outlining the economic effect of changes to capital cost, operating costs, and world gold/silver prices.

GOLD PRICE SENSITIVITY

Gold Price	**Silver Price**		**Phase I**	**Phase II**
US$250	US$3.83	**Rate of Return**	54%	60%
		NPV 0%	US$62,539,000	US$181,220,000
		NPV 5%	US$45,517,000	US$116,710,000
		Pay Back/Years	2.1	2.2

Gold Price	**Silver Price**		**Phase I**	**Phase II**
US$300.00	US$4.60	**Rate of Return**	88%	91%
		NPV 0%	US$101,316,000	US$266,747,000
		NPV 5%	US$76,332,000	US$176,242,000
		Pay Back/Years	1.6	1.6

Gold Price	**Silver Price**		**Phase I**	**Phase II**
US$350	US$5.37	**Rate of Return**	124%	126%
		NPV 0%	US$140,094,000	US$352,274,000
		NPV 5%	US$107,147,000	US$235,773,000
		Pay Back/Years	1.2	1.2

Commenting on the scoping study, Gregory Liller, Gammon Lake's Vice President of Explorations, said "Gammon Lake's Phase I cash cost of combined open pit/underground operation of US $115.00 per ounce is extremely low and the total costs of US $124.00, which includes Gammon's share of capital cost, would be among the lowest in the mining industry. The study estimates economic performance that is highly robust. In fact, the economic performance projections are so robust that the project demonstrates very strong performance even if metal prices and or grades were reduced by 20% or operating/capital costs were increased by 20%. In my opinion the report makes it clear that Ocampo is one of only a few properties that exhibits both robust economics as well as length of mine life sufficient to form the cornerstone of a substantial mining company."

ECONOMIC ASSESSMENT SUMMARY RESULTS

GOLD/SILVER PRODUCTION	Phase I Base Case*	Phase II**
Gold Ounces	468,800	1,019,700
Silver Ounces	19,919,000	44,860,000
PRODUCTION COST	**Phase I Base Case**	**Phase II**
Cash Cost (Combined Underground & Open Pit)	US$127.00 per oz e/au	US$118.00 per oz e/au
Cash Cost (Underground)	US$96.00 per oz e/au	US$96.00 per oz e/au
Cash Cost (Open Pit)	US$142.00 per oz e/au	US$142.00 per oz e/au
OPEN PIT DATA	**Phase I Base Case**	**Phase II**
Years	5.5	8.5
Ore Tonnage	6,530,000mt	10,645,000mt
Gold Grade	1.81g/t	1.81g/t
Silver Grade	87g/t	87g/t
Strip Ratio	4.3	4.3
UNDERGROUND DATA	**Phase I Base Case**	**Phase II**
Years	5.5	11.5
Ore Tonnage	655,000	2,305,000
Gold Grade	7.35g/t	7.35g/t
Silver Grade	414g/t	414g/t
PROCESSING & HEAPS	**Phase I Base Case**	**Phase II**
Tonnes Per Day	4,600	4,600
Gold Recovery	88%	88%
Silver Recovery	73%	73%
OPERATING COSTS	**Phase I Base Case**	**Phase II**
Open Pit $/Tonne ORE	US$0.95	US $0.95
Underground $/Tonne	US $18.30	US$18.30
Processing $/Tonne	US $5.50	US$5.50
G & A and Closure $/Tonne	US $1.20	US$1.20
MINE LIFE CAPITAL* **	**Phase I Base Case********	**Phase II**
Total Capital	US$27,064,000	US$39,354,000

* Phase I-Years 1-6
** Phase II-Projected Case Years 1-12
*** In Phase I, Gammon Lake's Capital Cost is US$2,300,000 for underground operation on 100% Gammon owned ground. In Phase II, Gammon Lake's Capital Cost is US$12,290,000 for operation of 12 year project with heavier reliance on underground production on 100% Gammon owned ground.
**** The open pit capital costs are estimated to be US$24,764,000 which will be borne entirely by Bolnisi Gold NL under the Gammon/Bolnisi joint venture.

The table below sets out Gammon Lake's share of the total production from the property as described in the Pincock Allen & Holt study. The Gammon/Bolnisi joint venture relates to open pit portion of Phase I, Base Case and Gammon receives 40% of the open pit production with Bolnisi paying all of the capital costs. Gammon's capital expenditures in Phase I relate to Gammon's development and production from a 300 tonne per day underground operation on ground owned 100% by Gammon. Phase II refered to in the study as the projected case allows more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production. The underground production described in Phase II relates to underground resources almost entirely on Gammon Lake's 100% owned ground. In Phase II Gammon will make all of the capital expenditures referenced and receive 100% of the production from its 100% owned ground.

GAMMON'S SHARE OF PROPERTY PRODUCTION AND CAPITAL EXPENDITURES*

	Phase I (yrs 1-6) Base Case	**Phase II (yrs 1-12) Projected Case**
Ounces of Gold	288,000	693,800
Ounces of Silver	16,025,000	31,383,000
Total Capital Cost	US$2,300,000	US$9,300,000
Cash Cost Per Equivalent Oz Gold	US$115.00	US$104.00
Total Cost Per Equivalent Oz Gold	US$124.00	US$114.00
Rate Of Return	267%	267%

*** Gammon's Capital Expenditures exclude capital costs for the open pit joint venture which are borne 100% by Bolnisi Gold NL**

TOTAL RESOURCE 100% GAMMON OWNED PORTION (calculated from above table)

GOLD		**SILVER**	
Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

JOINT VENTURE PORTION OF THE RESOURCE - GAMMON RECEIVES 40% OF PRODUCTION – CAPITAL COSTS BORNE BY BOLNISI GOLD NL (calculated from above table)

GOLD		**SILVER**	
Measured & Indicated	687,300 oz	Measured & Indicated	26,314,000 oz
Inferred	199,900 oz	Inferred	8,487,000 oz

GOLD METALLURGY AND PROCESSING SUMMARY

Test work was conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, a metallurgical and engineering firm recognized as a leading expert in gold and silver heap leach metallurgy. The final recovery data is based on size screen analysis of the leached composite samples and carbon assays during the test. The following table tabulates the column test results of the 2001 metallurgical program.

Column Test - Particle Size versus Recovery Actual Test Results

Days Under Leach	P_{80} Size, mm	% Au Rec.	% Ag Rec.	% Au Rec.	% Ag Rec.	Average % Au Rec.	Average % Ag Rec.
143	6.30	85	72	91	54	88	63
117	1.70	89	79	92	72	91	76
	Description	Plaza de Gallos	Plaza de Gallos	Refugio	Refugio		

In addition to the column tests, work was done to determine if any spatial variation in terms of metallurgical recovery is present within or between deposits prior to finalizing the selection of bulk sampling sites for column test work. Test results to date show no significant differences in recovery based on depth, laterally within or between deposits. A total of 48 bottle roll tests have been completed. Average gold recovery in all 48 tests is 97% gold and 86% silver. Reagent consumption for all 48 tests average 0.4 kg/t NaCN and 1.86 kg/t lime, indicating low reagent consumption. Management is especially excited by the silver recoveries as the silver represents approximately 40% of the in situ resource value.

A full feasibility study is now underway and is scheduled for completion in the latter part of this year. Gammon Lake and Bolnisi Gold NL of Australia, the company's 60% - 40% joint venture partner on the heap leach open pit portion of the property, are completing advanced feasibility work. Gammon Lake will continue exploration and development work on the portion of the Ocampo project of which it retains 100% ownership.

Bolnisi Gold NL will complete a feasibility study and take the open pit joint venture area into production at its sole expense to earn its interest. Gammon will receive 40% of the production from the joint venture area with no capital cost obligation to Gammon. Gammon retains 100% ownership of the large underground mining potentials at Ocampo, and Gammon's capital cost obligations going forward relate only to the development of the underground production referred to in the scoping study.

Over the past three years, Gammon Lake has consolidated one of the largest gold/silver districts in Mexico. The Company's development program at Ocampo has been among the most active in all of Mexico. A significant resource has been established and a number of additional exploration targets have been identified which have the potential to greatly expand the resource. Gammon Lake has excellent relationships with government and business leaders in Mexico. The Ocampo project has solid infrastructure features with road systems, power, and water supply in close proximity and readily accessible.

Gammon Lake is striving to grow shareholder value by becoming a mid tier, low cost producer with one of the lowest costs of production in the resource industry worldwide.

Pincock Allen & Holt is the qualified firm responsible for the technical results reported herein.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.